Communications Systems, Inc. Explains Strategic Process and Implications of Proposed Merger

- Merger is a result of a multi-year, publicly-disclosed strategic alternatives process

- Combination of CVRs and continuing ownership in CSI with the post-closing Pineapple residential solar business will provide attractive value and return to CSI shareholders

- First CVR distribution expected to be made as soon as August 2022

-Failed merger will negatively impact CSI current assets and may limit future CSI strategic alternatives

MINNETONKA, Minn.—March 11, 2022 – Communications Systems, Inc. (Nasdaq: JCS) (“CSI” or the “Company”) today provided additional insight into the strategic alternatives process that led to the proposed merger with Pineapple Energy LLC (“Pineapple”) that will deliver value to CSI shareholders if the proposed merger is approved at the special meeting of CSI shareholders scheduled for March 16, 2022.

Shareholders can vote immediately via the Internet at www.proxyvote.com, or by phone at +1 (800) 690-6903. Shareholders will need the unique voting control number delivered with the proxy. The proxy and associated control number were delivered electronically to all brokers holding CSI shares and should be readily accessible online at each respective brokers website.

The CSI board of directors has unanimously approved the proposed merger and recommends that CSI shareholders vote FOR the merger proposal and all other proposals. The special committee of the CSI board of directors, consisting solely of independent directors including two board members identified by the Company's two largest shareholders, also unanimously approved the proposed merger. The merger is the result of strategic alternatives process that was publicly announced in May 2018.

The CSI board of directors continues to believe that the merger with Pineapple is more likely to deliver a more favorable and attractive value and return to the CSI shareholders than the potential value or return that might result from other possible strategic alternatives, including continued operation of CSI’s S&S segment businesses, the development and execution of a transformative plan for CSI, or a complete liquidation of CSI.

As previously described, the CVR will be distributed to pre-merger CSI shareholders as part of the CSI board’s strategy to deliver value to the CSI shareholders from CSI’s legacy assets. Following the closing of the merger, CSI will distribute its legacy cash to CVR holders in accordance with the CVR agreement as soon as August 2022. CSI’s cash was approximately $6.4 million at December 31, 2021 and CSI’s legacy cash at the closing of the merger will be increased by an estimated $3.44 million as a reimbursement of expenses associated with the merger transaction. Additionally, CSI currently is targeting to close the sale of its Minnetonka headquarters in April 2022. The net proceeds from an April 2022 sale of the Minnetonka headquarters, after escrows and holdbacks required by the CVR agreement, would be available for distribution to the CVR holders also as soon as August 2022. Therefore, the CSI board of directors is confident that CSI shareholders will realize value from the CSI legacy assets in 2022 in addition to the 2021 special dividend of $3.50 per share. Also, receipt of the CVR and receipt of cash distributions by CVR holders will occur in the same tax year.

However, if the CSI shareholders do not approve the merger with Pineapple, CSI will be responsible for its transaction related expenses and none of estimated $3.44 million in expenses will be reimbursed to CSI. Additionally, CSI will continue to incur costs to operate its S&S segment business and comply with its public company reporting obligations until the CSI board of directors implements one or more strategic alternatives if the CSI shareholders do not approve the merger with Pineapple. These costs and expenses, along with the expense associated with implementing one or more strategic alternatives, will reduce CSI’s cash available for any future strategic alternative, including for distribution to CSI shareholders in liquidation if that strategic alternative is approved by the CSI board of directors.

If the merger is not approved by CSI shareholders, the range of strategic alternatives available to the CSI board of directors also may be limited. The merger with Pineapple is the culmination of a multi-year strategic alternatives process, and was determined by the CSI board of directors to be in the best interests of the CSI shareholders. The merger was publicly announced in March 2021 and since that time, no alternative bidder has announced any interest in acquiring CSI. Additionally, if the merger is not approved by CSI shareholders, there is no assurance that CSI would be able to identify any other private company interested in a similar reverse merger transaction or that such a transaction would result in comparable value to the CSI shareholders as the merger with Pineapple, particularly when taking into account the value to the CSI shareholders of the CVRs. In particular, CSI will face competition from SPACs and other public companies to attract a private company for a similar reverse merger transaction and these SPACs and other public companies may offer cash resources, access to financing or transaction terms that would be more favorable that what CSI could offer. Additionally, if the merger with Pineapple is not approved by CSI shareholders despite the unanimous recommendation of the CSI board of directors that CSI shareholders vote FOR the merger with Pineapple, CSI’s ability to attract another private company for a similar reverse merger transaction will be significantly hampered by the perception that CSI shareholders would not support a similar reverse merger transaction, which would also require CSI shareholder approval.

Roger Lacey, Executive Chair and Interim Chief Executive Officer of CSI, elaborated, “CSI shareholders need to be clear-eyed about the ramifications of a vote against the merger. If the CSI shareholders do not approve the merger, the CSI board of directors will consider the full range of strategic alternatives with a view to maximizing value for our shareholders under the circumstances at that time. However, CSI will face significant challenges in implementing any strategic alternative, including many practical limitations on the range of alternatives that may be available. CSI’s standalone prospects are risky and highly uncertain and the CSI board of directors urges you to maximize the value of your investment in CSI by voting FOR the Pineapple merger.”

Lacey added, “CSI shareholders need to be acutely aware of the implications of not voting. Not voting is equivalent to a vote against the merger. Remember - every share and every vote counts! We urge CSI shareholders to make the most of this opportunity to get value from both the legacy CSI assets and from the future Pineapple business. Please vote today!”

If the proposed merger is approved, following the completion of the proposed merger with Pineapple, CSI will be renamed “Pineapple Holdings, Inc.”, will trade under the new Nasdaq ticker symbol “PEGY,” and will be focused on the rapidly growing home solar, battery storage and energy management industry. Pineapple Holdings will initially operate primarily through its Pineapple, Hawaii Energy Connection and E-Gear subsidiary businesses and intends to pursue additional operating and technology acquisitions throughout 2022.

How To Vote

Please use the voting control number that accompanied your proxy materials and vote your shares today. To have your shares represented at the special meeting as soon as possible, please utilize one of the following methods below:

•	Vote by Internet: www.proxyvote.com

•	Vote by phone: 1 (800) 690-6903

For additional questions or if you need assistance with voting, please call our solicitor Proxy Advisory Group, LLC at: (833) 782-7141.

About Communications Systems, Inc.

Communications Systems, Inc. (Nasdaq: JCS), has operated as an IoT intelligent edge products and services company. For more information regarding CSI, please see www.commsystems.com.

Additional Information and Where to Find It; Participants in the Solicitation

In connection with the proposed merger with Pineapple, Communications Systems, Inc. (“CSI”) filed a registration statement on Form S-4 (File No. 333-260999) with the Securities and Exchange Commission (SEC) on November 12, 2021 (as amended, the “Registration Statement”). The Registration Statement includes a proxy statement/prospectus, and was declared effective by the SEC on February 3, 2022. Beginning February 4, 2022, a copy of the proxy statement/prospectus dated February 3, 2022 was sent to CSI shareholders as of the close of business on January 27, 2022, the record date established for the special meeting.

CSI URGES INVESTORS, SHAREHOLDERS AND OTHER INTERESTED PERSONS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

The Registration Statement, preliminary and definitive proxy statement/prospectus, any other relevant documents, and all other documents and reports CSI filed with or furnishes to the SEC are (or, when filed, will be) available free of charge under the "Financial Reports" tab of the Investors Relations section of our website at www.commsystems.com or by directing a request to: Communications Systems, Inc., 10900 Red Circle Drive, Minnetonka, MN 55343. The contents of the CSI website is not deemed to be incorporated by reference into this press release, the Registration Statement or the proxy statement/prospectus. The documents and reports that CSI files with or furnishes to the SEC are (or, when filed, will be) available free of charge through the website maintained by the SEC at http://www.sec.gov.

CSI and its directors and executive officers may be considered participants in the solicitation of proxies by CSI in connection with approval of the proposed merger and other proposals to be presented at the special meeting. Information regarding the names of these persons and their respective interests in the transaction, by securities holdings or otherwise, are set forth in the proxy statement/prospectus dated February 3, 2022. To the extent the Company's directors and executive officers or their holdings of the Company's securities have changed from the amounts disclosed in such filing, to the Company's knowledge, these changes have been reflected on statements of change in ownership on Form 4 on file with the SEC. You may obtain these documents (when they become available, as applicable) free of charge through the sources indicated above.

Forward Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth and future acquisitions. These statements are based on Communications Systems’ current expectations or beliefs and are subject to uncertainty and changes in circumstances. There can be no guarantee that the proposed transactions described in this press release will be completed, or that they will be completed as currently proposed, or at any particular time. Actual results may vary materially from those expressed or implied by the statements here due to changes in economic, business, competitive or regulatory factors, and other risks and uncertainties affecting the operation of Communications Systems’ business.

These risks, uncertainties and contingencies are presented in the Company’s Annual Report on Form 10-K and, from time to time, in the Company’s other filings with the Securities and Exchange Commission. The information set forth herein should be read considering such risks. Further, investors should keep in mind that the Company’s financial results in any period may not be indicative of future results. Communications Systems is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether because of new information, future events, changes in assumptions or otherwise. In addition to these factors, there are several additional factors, including:

-	the conditions to the closing of CSI-Pineapple merger transaction may not be satisfied;
-	the occurrence of any other risks to consummation of the CSI-Pineapple merger transaction, including the risk that the CSI-Pineapple merger transaction will not be consummated within the expected time period or any event, change or other circumstances that could give rise to the termination of the CSI-Pineapple merger transaction;
-	the CSI-Pineapple merger transaction has involved greater than expected costs and delays and may in the future involve unexpected costs, liabilities or delays;
-	the Company’s ability to sell its other legacy operating business assets and its real estate assets at attractive values;
-	there is no assurance that CSI will receive any of the maximum $7.0 million earnout relating to the August 2, 2021 sale of CSI’s Electronics & Software Segment;
-	the combined company will be entitled to retain ten percent of the net proceeds of CSI legacy assets that are sold pursuant to agreements entered into after the effective date of the merger;
-	risks that the merger will disrupt current CSI plans and operations or that the business or stock price of CSI may suffer as a result of uncertainty surrounding the CSI-Pineapple merger transaction;
-	the outcome of any legal proceedings related to the CSI-Pineapple merger transaction;
-	the fact that CSI cannot yet determine the exact amount and timing of any additional pre-CSI-Pineapple merger cash dividends, if any, or the ultimate value of the Contingent Value Rights that CSI intends to distribute to its shareholders immediately prior to the closing of the CSI-Pineapple merger transaction; and
-	the anticipated benefits of the proposed merger transaction with Pineapple may not be realized in the expected timeframe, or at all.

Contacts

For Communications Systems, Inc.

Roger H. D. Lacey

Executive Chair and Interim Chief Executive Officer

+1 (952) 996-1674

Mark D. Fandrich

Chief Financial Officer

+1 (952) 582-6416

mark.fandrich@commsysinc.com

The Equity Group Inc.

Lena Cati

Senior Vice President

+1 (212) 836-9611

lcati@equityny.com